UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [February] 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )        No    Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated February 27, 2006. Attached is English language version of the notice.

The following table sets forth the summary of Decision on Calling Annual Shareholders’ Meeting

1. Date and Time	Date	March 17, 2006

	Time	09:00 a.m

2. Place		Conference Room of Headquarters, 9-2 Cha-am Dong, Chun-an City, Chung-nam, Republic of Korea

3. Agenda and Key issues

The agenda for the 15th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

2) Election of outside auditor

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2005.

2) Partial amendment to articles of incorporation.

3) Appointment of New outside directors who become members of audit committee

4) Election of directors

5) Approval of the ceiling amount of the Remuneration for Directors

6) Partial amendment to retirement allowance regulation of directors

4. Resolution date of Board of directors		February 24, 2006

- Attendance of outside directors	Present (No)	3

	Absent (No)	-

- Attendance of auditors		Present

5. Others		-

Date of relevant disclosure		-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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